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                                                                                                       EXHIBIT (12)


                                         SPRINT CORPORATION
                      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

-------------------------------------------- ----------------- ---------------- ----------------- ----------------
Three Months Ended March 31,                                                          1998             1997
-------------------------------------------- ----------------- ---------------- ----------------- ----------------
                                                                                          (in millions)
Earnings
   Income from continuing operations
     before taxes                                                               $        367.8    $       485.2
   Capitalized interest                                                                  (18.6)           (29.0)
   Equity in losses of less than 50
     percent owned entities                                                              230.7            100.9
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Subtotal                                                                                 579.9            557.1
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Fixed charges
   Interest charges                                                                       85.3             73.8
   Interest factor of operating rents                                                     37.5             30.5
   Pre-tax cost of preferred stock
     dividends of subsidiaries                                                             0.1              0.1
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Total fixed charges                                                                      122.9            104.4
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Earnings, as adjusted                                                           $        702.8    $       661.5
                                                                                --- ------------- -- -------------

Ratio of earnings to fixed charges                                                        5.72             6.34
                                                                                --- ------------- -- -------------
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Note:    The ratios  were  computed by dividing  fixed  charges  into the sum of earnings  (after  certain  adjustments)  and  fixed  charges.  Earnings include income from continuing  operations before taxes, plus equity in the  net  losses  of  less-than-50%-owned  entities,  less  capitalized interest.  Fixed charges include (a) interest on all debt of continuing operations  (including  amortization of debt issuance  costs),  (b) the interest  component  of  operating  rents,  and (c) the pre-tax cost of subsidiary preferred stock dividends.